Sanford C. Bernstein Fund, Inc. the Fund
81105555

Exhibit 77I


Effective April 10, 2017, the Fund amended its Plan pursuant to Rule 18f3 under the Investment Company Act of 1940 the 18f3 Plan to provide for the automatic conversion of Class C shares to Class A shares ten 10 years after purchase.
Effective July 28, 2017, the Fund expanded the eligibility categories for Advisor Class shares to include commissionable brokerage accounts, permitting Advisor
Class shares to be made available through financial intermediaries for use in retirement and nonretirement accounts on brokerage platforms which charge commissions, permitting financial intermediaries to charge their own respective, customized platform commissions in connection with the sales of Advisor Class, or clean shares. Also effective July 28, 2017, the Fund amended its 18f3
Plan to permit the exchange of Classes A, B, C, R, K, I, Z and T Shares as applicable of a Portfolio to Advisor Class Shares of the Portfolio for qualifying shareholders.


Information Classification: Limited Access

Information Classification: Limited Access